                                    KPMG LLP
                                    2500 Ruan Center
                                    666 Grand Avenue
                                    Des Moines, IA 50309

             Report of Independent Registered Public Accounting Firm

The Board of Directors
MACC Private Equities Inc. and subsidiary:

We have examined management's assertion, included in the accompanying Management
Assertion Regarding Compliance with Certain Provisions of the Investment Company
Act of 1940,  that MACC Private  Equities  Inc.  and  subsidiary  (the  Company)
complied with the  requirements  of Subsections  (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of March 13, 2008. Management is
responsible  for  the  Company's   compliance  with  those   requirements.   Our
responsibility  is to express an opinion  on  management's  assertion  about the
Company's compliance based on our examination.

Our  examination  was conducted in  accordance  with the standards of the Public
Company Accounting  Oversight Board (United States) and,  accordingly,  included examining,  on a test basis,  evidence about the Company's compliance with those requirements and performing such other procedures as we considered  necessary in the  circumstances.  Included  among our  procedures  were the  following  tests performed  as of March 13,  2008,  and with  respect to  agreement  of  security purchases  and sales,  for the period from October 1, 2007 (the date of our last examination) through March 13, 2008:

•    Count and inspection of all securities located in the vault of Cedar Rapids
     Bank and Trust in Cedar Rapids, Iowa

•    Reconciliation  of all such  securities  to the  books and  records  of the
     Company

•    Confirmation of security purchases since the date of our last report, which there were none

•    Vouching of proceeds of one security sale since the date of our last report

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal  determination on the Company's  compliance with specified requirements.

In our  opinion,  management's  assertion  that MACC Private  Equities  Inc. and subsidiary  complied with the  requirements  of Subsections  (b) and (c) of rule
17f-2 of the Investment Company Act of 1940 as of March 13, 2008 with respect to securities  reflected in the investment  account of the Company is fairly stated
in all material respects.

This report is intended solely for the information and use of management and the board  of  directors  of MACC  Private  Equities  Inc.  and  subsidiary  and the
Securities  and Exchange  Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                  /s/ KPMG LLP

Des Moines, Iowa
March 25, 2008

                           MACC PRIVATE EQUITIES INC.

March 13, 2008

KPMG LLP
2500 Ruan Center
Des Moines, IA 50309

Ladies and Gentlemen:

RE:      Management Assertion Regarding Compliance with
         Certain Provisions of the Investment Company Act of 1940

MACC Private Equities Inc. is responsible for complying with the requirements of subsections  (b) and (c) of Rule 17f-2,  "Custody of  Investments  by Registered
Management  Investment  Companies," of the Investment Company Act of 1940. It is
also responsible for establishing and maintaining an effective  internal control structure over compliance with Rule 17f-2 requirements.

MACC Private  Equities Inc. has performed an evaluation of its  compliance  with the  requirements  of subsections (b) and (c) of Rule 17f-2 as of March 13, 2008 for the period October 1, 2007 through March 13, 2008. Based on this evaluation, it has  determined  that MACC Private  Equities Inc. was in compliance  with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment  Company
Act of 1940 as of March 13, 2008,  with respect to  securities  reflected in the investment accounts of MACC Private Equities Inc.

Very truly yours,

MACC PRIVATE EQUITIES INC.

By:      /s/ David R. Schroder
         David R. Schroder, President

         /s/  Marilyn Benge
         Marilyn Benge, Controller